UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1: Notification of major holdings, dated 16 February 2022

    TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BJ1F4N75

Issuer Name
MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
BlackRock, Inc.

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
15-Feb-2022

6. Date on which Issuer notified
16-Feb-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	Below 5%	Below 5%	Below 5%	Below 5%
Position of previous notification (if applicable)	4.890000	0.930000	5.820000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		Below 5%		Below 5%
Sub Total 8.A	Below 5%		Below 5%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			Below 5%	Below 5%
Securities Lending			Below 5%	Below 5%
Sub Total 8.B1			Below 5%	Below 5%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	Below 5%	Below 5%
Sub Total 8.B2				Below 5%	Below 5%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	Trident Merger, LLC
BlackRock, Inc. (Chain 1)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 2)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 2)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 2)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 2)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 2)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 2)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 2)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 2)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 2)	BlackRock Group Limited
BlackRock, Inc. (Chain 2)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 2)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 4)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 4)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 4)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 5)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 5)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 5)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 7)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 7)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 7)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 7)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 9)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 9)	BlackRock Group Limited
BlackRock, Inc. (Chain 9)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 9)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 10)	Trident Merger, LLC
BlackRock, Inc. (Chain 10)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 10)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 10)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 10)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

12. Date of Completion

16th February 2022

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 16 February 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer